UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: January 1, 2000 to March 31, 2000



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST
CORPORATION




     This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period January 1, 2000 through March 31, 2000.

The requested information for the reporting period January 1, 2000 through March 31, 2000, is as follows:


--------------------------------------------------------------------------------
                    CPL           PSO          SWEPCO        WTU         TOTAL

--------------------------------------------------------------------------------
PERIOD OF
TIME RAILCARS      None           None      None during     None
ARE LEASED        During         during       quarter      during
TO                Quarter       quarter                    quarter
NON-AFFILIATES

--------------------------------------------------------------------------------
NUMBER OF
RAILCARS
LEASED TO
NON-AFFILIATES       0             0             0            0            0

--------------------------------------------------------------------------------
REVENUE             $0             $0            $0          $0           $0

--------------------------------------------------------------------------------
VARIABLE COST       $0             $0            $0          $0           $0

--------------------------------------------------------------------------------
CONTRIBUTION        $0             $0            $0          $0           $0
TO FIXED COST
--------------------------------------------------------------------------------
AVERAGE
NUMBER OF           485           754          1,789*         0          3,028
RAILCARS
OWNED
--------------------------------------------------------------------------------
* Change from 4th quarter due to coal car lease being paid.


                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 7th day of April, 2000.

                                              Central Power and
                                              Light Company

                                              /s/  R. Russell Davis
                                              ---------------------
                                              R. Russell Davis
                                              Controller and Chief
                                              Accounting Officer